082-04992

BACARDI LIMITED

[redacted]

08001461

25 A 9:22

VIA COURIER

February 28, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

RECEIVED
MAR 14 2008
OFFICE OF THE SECRETARY

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Quarterly Report to Shareholders for the three months ended December 31, 2007 that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Michael Maguire

Enc.

BACARDI LIMITED

Quarterly Report to Shareholders

Three Months Ended December 31, 2007

Report to Shareholders

Dear Shareholder:

The third quarter of Fiscal 2008 was another successful period for the sales performance of our Global Brands despite aggressive industry wide price discounting in the United States and, to a lesser extent, in other markets. Sales less excise taxes ("sales") for the nine months ended December 31, 2007 have increased by +14% (+9% excluding foreign exchange) compared to the prior year reflecting solid volume growth and price increases in our Global Brands. The investment behind our Global Brands continues to be a top priority as advertising and promotion investment has increased by +19% (+13% excluding foreign exchange) in the nine month period, principally in BACARDI rum and GREY GOOSE vodka. Results for the period were also impacted by the Company's ongoing initiative to strengthen its operating infrastructure, as well as rising energy prices and increased interest costs. Reported net income for the first nine months was $676 million, representing a decrease of -$32 million or -5% compared to the prior year. This year's results were positively impacted by +$7 million of net non-recurring gains compared to +$30 million of gains in the prior year. Excluding non-recurring gains from both periods, net income was slightly below the prior year period. Cash generated from operations in the period was -$99 million lower than the prior year driven by changes in working capital, particularly the investment in maturing DEWAR'S Scotch whisky inventory to support the investment in DEWAR'S 12 Year Old in Asia Pacific, and higher payments for the Earnings Appreciation Rights Plan.

Excluding the favorable foreign exchange impact, Global Spirits Brands sales for the nine months ended December 31, 2007 have increased by +$177 million or +10% due to volume growth and price increases. Our Global Spirit Brands portfolio continues to benefit from the strong performance of GREY GOOSE vodka with growth of +22%. Sales of BACARDI rum increased by +4% as compared to the prior year period primarily due to higher prices in the United States and increased volume in Russia, partially offset by lower sales in Mexico. In Mexico, we decided to reduce trade inventory levels and adjust credit terms to bring us in line with industry standards. DEWAR'S Scotch whisky sales increased by +7% when compared to the same prior year period due to higher volume and higher prices in key markets which was offset by lower volumes in the United States as a result of the prior year's promotional pricing. The DEWAR'S premium portfolio continues to experience growth with DEWAR'S 12 Year Old volumes reaching 212,000 cases for the nine month period, representing a +30% increase. Sales of BOMBAY gin grew by +10% due to price increases in key markets and volume growth in the United States resulting from the replenishment of trade inventories from the prior year's supply chain issues. CAZADORES tequila sales were +16% higher than the prior year period reflecting further distribution expansion of the brand in the United States. ERISTOFF vodka sales increased by +17% mainly due to higher prices and a favorable change in product mix as a result of the volume growth of flavors.

Sales of MARTINI vermouth were +10% higher than the prior year period primarily due to higher prices and a favorable market mix resulting from the volume growth of the brand in Russia. The sales increase in our Global Brands was partially offset by the continuing decline (-5%) of our Ready to Drink business.

Looking forward the outlook for the Spirits industry is challenging. In the United States, the erosion of consumer confidence and downward pressure on key economic variables may portend an economic recession. It remains to be seen whether this will significantly affect our international markets throughout 2008 and into 2009. Nevertheless, for the remainder of our Fiscal year ending March 31, 2008, we are optimistic that our current growth strategies and our phased investments in infrastructure for long-term sustainable growth will enable us to meet our income expectations.

Respectfully,

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer

Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, Scotch whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis. The Company's Global Spirits Brands are comprised of BACARDI rum, GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY gin, CAZADORES tequila and ERISTOFF vodka. The Company operates in markets throughout the world with the principal markets being the United States, Mexico and all major European countries. The Company has prioritized its expansion in the emerging markets of China and other Asia Pacific markets and operates in various markets in Latin America.

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the 2007 Bacardi Limited Annual Report. The results of operations for the three and nine months ended December 31, 2007 are not necessarily indicative of the results of operations expected for the full fiscal year.

Third Quarter Fiscal 2008

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)	Three Months Ended December 31,		
	2007	2006	% Change
Sales	1,758,027	1,540,818	+14%
Sales less Excise Taxes	1,417,854	1,215,385	+17%
Gross Profit	895,586	787,397	+14%
Selling, General and Administrative Expenses	517,161	441,594	+17%
Earnings from Operations	378,425	345,803	+9%
Net Income	280,954	288,417	-3%
Gross Margin	50.9%	51.1%	
Earnings from Operations Margin	21.5%	22.4%	
Effective Tax Rate	13.1%	5.0%	

Management's Discussion and Analysis (Continued)

Volumes

(expressed in thousands of 9L cases, except percentages)

	Three Months Ended December 31,			
	2007	2006	Volume Change %	Net Sales (Excl. FX) Change %
GLOBAL SPIRITS BRANDS				
BACARDI rum	5,675	5,732	-1%	+3%
GREY GOOSE vodka	933	797	+17%	+22%
DEWAR'S Scotch whisky	1,226	1,172	+5%	+10%
BOMBAY gin	577	531	+9%	+13%
CAZADORES tequila	230	238	-4%	+4%
ERISTOFF vodka	485	426	+14%	+17%
Total	9,126	8,896	+3%	+9%

Sales less Excise Taxes

Sales less excise taxes ("sales") increased by +17% in the third quarter of Fiscal 2008 compared to the same prior year quarter. Excluding the favorable impact of foreign exchange, sales grew by +10%.

Excluding the favorable impact of foreign exchange, sales of Global Spirits Brands grew by +9% due equally to volume growth and price increases. This increase was led by GREY GOOSE vodka with increased sales of +22% due to continuing volume growth and price increases in the United States. Sales of BACARDI rum increased by +3% primarily due to higher prices in the United States and increased volume in Russia and Germany, partially offset by lower volumes in Mexico. DEWAR'S Scotch whisky sales grew by +10% reflecting volume growth and price increases in Spain, volume growth in Dominican Republic and price increases in Venezuela. Sales of BOMBAY gin grew by +13% mainly due to volume growth and price increases in Spain. CAZADORES tequila sales were +4% higher reflecting expanded distribution of the brand in the United States. ERISTOFF vodka sales increased by +17% due to volume growth and price increases in the brand's key markets.

MARTINI vermouth sales grew by +15% primarily due to higher prices and volume growth in Russia, Spain and France.

Gross Profit

Increased sales resulted in a +14% growth in gross profit. Gross profit margins for the quarter were 50.9% compared to 51.1% in the same period of last year, reflecting changes in product and market mix, increases in pricing and the negative effect of higher freight and energy costs.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses ("SG&A") increased by +$76 million or +17% compared to the prior year period. Excluding the unfavorable impact of foreign exchange, SG&A expenses increased by +11% due mainly to advertising and promotion increasing by +9% in support of our Global Brands. This increase also reflects investment in infrastructure to support our sales efforts in key markets, global marketing initiatives and the development of our long term IT strategy. SG&A expenses for the current year period includes a $16 million gain on the sale of land.

Management's Discussion and Analysis (Continued)

Earnings from Operations

As a result of the items described above, earnings from operations were +5% higher than the prior year when excluding non-recurring items in both periods.

Interest Expense, Other Expense and Income Taxes

Net interest expense increased by +14% compared to the same prior year period due to higher interest rates and higher short-term borrowings to meet working capital needs. The increase in miscellaneous expense results primarily from higher foreign currency losses in the current year. The effective tax rate was 13.1% for the third quarter of Fiscal 2008 as compared to 5.0% for the same prior year period resulting from discrete tax items recognized in both periods.

Net Income

As a result of the items described above, net income for the third quarter of Fiscal 2008 was $281 million compared to $288 million for the same prior year period. Excluding non-recurring items from both periods, net income was -2% below the prior year.

Nine Months Fiscal 2008

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)	Nine Months Ended December 31,		
	2007	**2006**	**% Change**
Sales	4,405,328	3,948,373	+12%
Sales less Excise Taxes	3,591,806	3,161,638	+14%
Gross Profit	2,340,102	2,096,015	+12%
Selling, General and Administrative Expenses	1,436,150	1,198,475	+20%
Earnings from Operations	903,952	897,540	+1%
Net Income	676,060	707,918	-5%
Cash Flow from Operations	408,494	507,894	-20%
Gross Margin	53.1%	53.1%	
Earnings from Operations Margin	20.5%	22.7%	
Effective Tax Rate	11.2%	8.9%	
Total Debt to Total Capital (1)	36.2%	39.7%	

(1) Ratio is calculated as follows: [Total Debt = (Long-term debt + current portion) / Total Capital = (Equity + Total Debt)]

Management's Discussion and Analysis (Continued)

Volumes

(expressed in thousands of 9L cases, except percentages)	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	Volume Change %	Net Sales (Excl. FX) Change %
GLOBAL SPIRITS BRANDS				
BACARDI rum	15,215	15,450	-2%	+4%
GREY GOOSE vodka	2,869	2,450	+17%	+22%
DEWAR'S Scotch whisky	2,891	2,803	+3%	+7%
BOMBAY gin	1,691	1,604	+5%	+10%
CAZADORES tequila	490	452	+8%	+16%
ERISTOFF vodka	1,380	1,269	+9%	+17%
Total	24,536	24,028	+2%	+10%

Sales less Excise Taxes

Sales increased by +14% in the first nine months of Fiscal 2008 compared to the same prior year period. Excluding the favorable impact of foreign exchange, sales grew by +9%.

Excluding the favorable impact of foreign exchange, Global Spirits Brands sales have increased by +10% due to equal volume growth and price increases. The primary driver of this growth is the strong performance of GREY GOOSE vodka with increased sales of +22%. Sales of BACARDI rum increased by +4% primarily due to higher prices in the United States and increased volume in Russia, partially offset by volume declines in Mexico. DEWAR'S Scotch whisky sales increased by +7% reflecting higher volume and higher prices in key markets partially offset by lower volumes in the United States due to the timing of promotional pricing. Sales of BOMBAY gin grew by +10% due to price increases in key markets and volume growth in the United States. CAZADORES tequila sales were +16% higher than the prior year period reflecting distribution expansion of the brand in the United States. ERISTOFF vodka sales increased by +17% mainly due to higher prices and a favorable change in product mix as a result of the volume growth of flavors.

MARTINI vermouth sales grew by +10% primarily due to higher prices in the brand's key markets and higher sales volume in Russia which resulted in a favorable change in market mix.

Gross Profit

Increased sales resulted in a +12% growth in gross profit. Gross profit margin for the period of 53.1% was in line with the same period of last year reflecting changes in product and market mix, increases in pricing and the negative effect of higher freight and energy costs.

Management's Discussion and Analysis (Continued)

Selling, General and Administrative Expenses

SG&A increased by +$238 million or +20% compared to the prior year period. Excluding the unfavorable impact of foreign exchange, SG&A expenses increased by +15% due mainly to advertising and promotion increasing by +13% in support of our Global Brands. This increase also reflects investment in infrastructure to support our sales efforts in key markets, global marketing initiatives, our business in Asia Pacific and the development of our long term IT strategy. SG&A expenses for the current year period include $18 million of one-off costs and expenses related to initiatives to improve the utilization of our manufacturing assets, partially offset by a $16 million gain on the sale of land as compared to the prior year period which includes gains of $16 million related to the sale of a regional brand and an equity investment.

Earnings from Operations

As a result of the items described above, earnings from operations increased by +3%, when excluding non-recurring items in both periods.

Interest Expense, Other Expense and Income Taxes

Net interest expense increased by +14% compared to the same prior year period due to higher interest rates and higher short-term borrowings to meet working capital needs. The increase in miscellaneous expense results primarily from higher foreign exchange losses. The effective tax rate was 11.2% for the nine months of Fiscal 2008 as compared to 8.9% for same prior year period resulting from discrete tax items recognized in both periods.

Net Income

As a result of the items described above, net income for the first nine months of Fiscal 2008 was $676 million compared to $708 million for the same prior year period. Excluding non-recurring items from both periods, net income was slightly below the prior year.

Liquidity and Financial Condition

The cash flows generated and available borrowing facilities continue to allow the Company to meet operating needs and distribute earnings. In the opinion of management, operating cash flows are sufficient to meet expected operating and capital expenditure requirements. Cash provided from operations was $409 million in the first nine months of Fiscal 2008, a decrease of -$99 million as compared to prior year. The reduction in cash provided from operations was mainly due to the investment in maturing DEWAR'S Scotch whisky inventory to support the investment in DEWAR'S 12 Year Old in Asia Pacific and higher payments for the incentive compensation plans. This is partially offset by the improved collection of the Company's accounts receivables.

Cash used in investing activities decreased to $105 million in the first nine months of Fiscal 2008 as compared to $141 million in the same prior year period. Of the $105 million in the current period, $55 million represents net investment in fixed assets which includes proceeds of $20 million for the sale of land, and $36 million of contingent payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand. Cash used in investing activities for the prior year includes $97 million used to acquire 42 BELOW.

Management's Discussion and Analysis (Continued)

Liquidity and Financial Condition (Continued)

Cash used in financing activities in the first nine months of Fiscal 2008 is primarily related to distributions to shareholders of $237 million, increased borrowings under the short-term facilities of +$109 million, offset by decreased borrowings under the long-term facilities of -$166 million.

The Series 3 Preferred Shares have been classified as current liabilities in the December 31, 2007 balance sheet as they are expected to be redeemed in June 2008. The Company expects to refinance this liability with available funds under the global syndicated credit facility.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

During June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement framework for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and adoption. In accordance with FIN 48, a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. If sustainable, the Company recognizes the greatest amount that is more likely than not to be sustained.

The Company adopted the provisions of FIN 48 on April 1, 2007. Beginning with the quarter ended June 30, 2007, the Company records liabilities for uncertain tax positions based on the criteria prescribed under FIN 48. The amounts ultimately realized may differ from the Company's estimates. The impact of adopting FIN 48 was recorded in retained earnings and amounted to $55.6 million.

Business Combinations

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) revises SFAS 141 and establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

Noncontrolling Interests in Consolidated Financial Statements

During December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The Company has not yet determined the impact of adopting SFAS 160 on its consolidated financial statements.

BACARDI LIMITED

Condensed Consolidated Statements of Earnings
(Unaudited)

(expressed in thousands of U.S. Dollars)	Three Months Ended December 31,		Nine Months Ended December 31,	
	2007 $	2006 $	2007 $	2006 $
Sales	1,758,027	1,540,818	4,405,328	3,948,373
Excise taxes	340,173	325,433	813,522	786,735
	1,417,854	1,215,385	3,591,806	3,161,638
Cost of sales	522,268	427,988	1,251,704	1,065,623
Gross profit	895,586	787,397	2,340,102	2,096,015
Selling, general and administrative expenses	517,161	441,594	1,436,150	1,198,475
Earnings from operations	378,425	345,803	903,952	897,540
Other expenses (income)				
Interest income	(893)	(547)	(2,355)	(2,066)
Interest expense	43,991	38,220	123,432	108,137
Miscellaneous expense - net	12,197	4,392	21,230	14,686
	55,295	42,065	142,307	120,757
Earnings before income taxes	323,130	303,738	761,645	776,783
Provision for income taxes	42,176	15,321	85,585	68,865
Net income	280,954	288,417	676,060	707,918

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets
(Unaudited)

(expressed in thousands of U.S. Dollars, except share and per share amounts)	**December 31, 2007 $**	**March 31, 2007 $**
Assets		
Current Assets		
Cash and equivalents	25,615	17,430
Accounts receivable, less allowance for doubtful accounts of $30,138 and $24,483, respectively	1,340,959	858,053
Inventories	951,366	878,358
Other current assets	158,319	149,634
	2,476,259	1,903,475
Long-Term Investments, Advances and Other Assets	257,427	229,935
Property, Plant and Equipment, Net	587,653	556,812
Intangible Assets	5,573,849	5,475,503
	8,895,188	8,165,725
Liabilities		
Current Liabilities		
Short-term borrowings	548,400	411,598
Accounts payable	288,770	270,895
Accrued liabilities	784,355	684,486
Taxes payable	232,540	139,512
Dividends payable	78,982	-
Current portion of long-term debt	253,491	248,029
Series 3 Preferred shares	173,621	-
	2,360,159	1,754,520
Long-Term Debt	1,947,651	2,037,525
Other Liabilities	608,950	542,461
Series 3 Preferred Shares	-	158,920
	4,916,760	4,493,426
BMRH Founders' Common Shares	92,467	92,467
Shareholders' Equity		
Common Shares, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	3,082,185	2,777,641
Accumulated Other Comprehensive Loss	(186,400)	(187,985)
	3,885,961	3,579,832
	8,895,188	8,165,725

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Shareholders' Equity (Unaudited)

(expressed in thousands of U.S. Dollars)	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
Balance at March 31, 2007	**32,909**	**957,267**	**2,777,641**	**(187,985)**	**3,579,832**
Comprehensive income:					
Net income	-	-	676,060	-	676,060
Foreign currency translation adjustments	-	-	-	(1,236)	(1,236)
Pension liability adjustments, net of tax of $2,336	-	-	-	4,581	4,581
Net change in gain on derivative instruments	-	-	-	(2,452)	(2,452)
Other	-	-	-	692	692
Total comprehensive income					677,645
Adjustments for the adoption of FIN 48 (Note 2)	-	-	(55,587)	-	(55,587)
Dividends declared	-	-	(315,929)	-	(315,929)
Balance at December 31, 2007	**32,909**	**957,267**	**3,082,185**	**(186,400)**	**3,885,961**

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

(expressed in thousands of U.S. Dollars)	Nine Months Ended December 31,	
	2007 $	2006 $
Cash flows from operating activities		
Cash provided from operations (Note 3)	408,494	507,894
Cash flows used in investing activities		
Acquisition of GREY GOOSE brand	(35,962)	(17,542)
Purchase of 42 BELOW	-	(96,643)
Proceeds from sales of brands and investments	3,870	16,715
Purchase of property, plant and equipment	(82,616)	(39,729)
Proceeds on disposition of property, plant and equipment	27,958	5,328
Change in long-term investments, advances and other assets	(18,154)	(9,189)
Cash used in investing activities	(104,904)	(141,060)
Cash flows used in financing activities		
Dividends paid	(236,947)	(210,149)
Short-term debt:		
Borrowings	346,229	309,457
Repayments	(237,858)	(154,135)
Long-term debt:		
Borrowings	564,628	262,420
Repayments	(730,480)	(559,121)
Payment of financing costs	-	(238)
Cash used in financing activities	(294,428)	(351,766)
Change in cash and equivalents	9,162	15,068
Change in cash and equivalents due to unrealized foreign exchange	(977)	(1,082)
Cash and equivalents – Beginning of period	17,430	20,706
Cash and equivalents – End of period	25,615	34,692

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

1. *Basis of Preparation*

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, are presented in United States dollars and include all adjustments necessary for the fair presentation of such financial statements. United States generally accepted accounting principles are acceptable for the Company under Bermuda law. Due to the seasonal nature of the Company's operations, the results of operations for the nine months ended December 31, 2007 are not necessarily indicative of the results of operations expected for the year ending March 31, 2008. The March 31, 2007 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2007 Annual Report.

2. *New Accounting Pronouncements*

Accounting for Uncertainty in Income Taxes

During June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement framework for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and adoption. In accordance with FIN 48, a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. If sustainable, the Company recognizes the greatest amount that is more likely than not to be sustained.

The Company adopted the provisions of FIN 48 on April 1, 2007. Beginning with the quarter ended June 30, 2007, the Company records liabilities for uncertain tax positions based on the criteria prescribed under FIN 48. The amounts ultimately realized may differ from the Company's estimates. The impact of adopting FIN 48 on the Company's consolidated financial statements is summarized below.

(expressed in thousands of U.S. Dollars)	**Balance at March 31, 2007 $**	**FIN 48 Adjustment $**	**Balance at April 1, 2007 $**
Other liabilities	542,461	55,587	598,048
Retained earnings	2,777,641	(55,587)	2,722,054

Unrecognized tax benefits are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized for accounting purposes pursuant to FIN 48. At April 1, 2007, the total amount of unrecognized tax benefits was approximately $98.2 million ($91.5 million of which would impact the effective tax rate if recognized) plus approximately $38.9 million of accrued interest and penalties. As of December 31, 2007, the corresponding balance of unrecognized tax benefits is $100.2 million plus $43.3 million of accrued interest and penalties.

Notes to Condensed Consolidated Financial Statements (Continued)

2. *New Accounting Pronouncements (continued)*

The Company operates in multiple taxing jurisdictions and is thus subject to audits from various tax authorities in the normal course of business. The Company is currently under examination in several tax jurisdictions and remains subject to examination until the statute of limitations expires. Due to the uncertainty of the expiration of statutes of limitations and/or the conclusion of tax examinations in several jurisdictions, an estimate of the range of reasonably possible change in the total amount of unrecognized tax benefits within 12 months of December 31, 2007 cannot be made. In the Company's principal markets, the tax years that remain subject to examination include years from 2002 forward.

The Company's policy is to classify interest and penalties related to unrecognized tax benefits as income tax expense.

Business Combinations

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) revises SFAS 141 and establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

Noncontrolling Interests in Consolidated Financial Statements

During December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The Company has not yet determined the impact of adopting SFAS 160 on its consolidated financial statements.

3. *Statement of Cash Flows*

Cash provided from operations is comprised as follows:

(expressed in thousands of U.S. Dollars)	Nine Months Ended December 31, 2007 $	Nine Months Ended December 31, 2006 $
Net income	676,060	707,918
Items not affecting cash:		
Deferred income taxes	(2,471)	10,669
Equity earnings, net of dividends	(250)	(3,596)
Gain on sale of brand and related assets	(2,272)	(11,094)
Gain on sale of assets	(20,887)	(8,172)
Depreciation and amortization	54,909	54,545
Incentive compensation plans expense	6,021	21,309
Restructuring asset impairment charges	11,196	-
Net change in other items related to operations:		
Accounts receivable	(438,830)	(479,423)
Inventories	(47,352)	685
Accounts payable	5,413	29,335
Accrued liabilities	139,902	119,226
Taxes payable	82,353	85,460
Pension liabilities	9,691	14,123
Other current assets	(3,962)	(39,827)
Other liabilities	(10,855)	7,432
Proceeds from issuance of Long-Term Incentive Plan shares	170	7,450
Payments to incentive compensation plan participants	(50,342)	(8,146)
Cash provided from operations	408,494	507,894

Notes to Condensed Consolidated Financial Statements (Continued)

4. *Inventories*

Inventories comprise:

(expressed in thousands of U.S. Dollars)	December 31, 2007 $	March 31, 2007 $
Raw materials and supplies	89,829	99,365
Work-in-progress	76,610	78,225
Aging product	469,916	410,625
Finished goods	315,011	290,143
	951,366	878,358

5. *Accumulated Other Comprehensive Loss*

Accumulated other comprehensive loss is comprised of the following:

(expressed in thousands of U.S. Dollars)	December 31, 2007 $	March 31, 2007 $
Foreign currency translation	(126,357)	(125,121)
Additional pension liability, net of taxes of $24,774 and $27,110, respectively	(75,304)	(79,885)
Unrealized gain on cash flow hedges	14,720	17,172
Other	541	(151)
Accumulated Other Comprehensive Loss	(186,400)	(187,985)

6. *Long-Term Cash Incentive Plan*

Effective September 1, 2007, the Company implemented a Long-Term Cash Incentive Plan (the "Plan") to compensate selected key employees with the objective of maximizing the growth of the Company. Under the terms of the Plan, awards, representing a contingent right to payment of a targeted cash amount, are issued at a predetermined amount. The amount that is eventually paid from the Plan will be based on a three-year performance period evaluation. The measures used in this evaluation will reflect both financial and strategic objectives. The awards vest 100% on the third anniversary of their issuance, and are automatically exercised upon vesting. As of December 31, 2007, awards representing an estimated total target payout of $19 million, with a maximum payment of $38 million, have been issued. Compensation expense, currently estimated at a total of $19 million, under this plan is accrued on a straight-line basis over the vesting period.

Notes to Condensed Consolidated Financial Statements (Continued)

7. *Manufacturing and Asset Utilization*

During the nine months ended December 31, 2007, the Company recorded an additional $18 million of severance and asset write down charges resulting from the Company's initiative to improve manufacturing and asset utilization. These charges are included within selling, general and administrative expenses in the accompanying financial statements. As of December 31, 2007, the liability for severance costs included in accrued liabilities is $28 million.

8. *Contingencies*

Commencing in 2003, a series of purported class actions were filed in various U.S. jurisdictions against the Company, certain of its subsidiaries, and a large number of other beverage alcohol manufacturers and importers, alleging the defendants improperly target underage consumers through their marketing and promotional practices. As of December 31, 2007, all lawsuits have been dismissed and effectively concluded per prior agreement with plaintiffs.

Since August 24, 2005, one of the Company's subsidiaries has received Administrative Orders from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act ("CWA"). Since the issuance of these Orders, the Company's subsidiary has met with the EPA and the local Puerto Rico Environmental Quality Board ("EQB"), and has made several submissions, including two Plans of Action, which intend to address the EPA's concerns. The EPA requested that the U.S. Department of Justice ("DOJ") negotiate a judicial Consent Decree to provide for a final enforcement mechanism to implement the compliance actions. On January 4, 2007, the DOJ issued a Notice of Potential Liability for Clean Water Act Violations which extended to the subsidiary the opportunity to settle prior to litigation and stated that the DOJ would be seeking in settlement necessary injunctive relief and payment of appropriate civil penalties. The subsidiary is engaged in settlement negotiations with the DOJ and EPA. The subsidiary expects that a civil penalty will be assessed. The Company believes that the amount of such civil penalty will not have a material adverse effect on the Company's results of operations, financial position, or cash flows. The subsidiary believes that injunctive relief potentially may be imposed, but the DOJ and EPA have not yet identified the injunctive relief, if any, they would seek. The subsidiary has complied with all terms and conditions in the various Administrative Orders. The DOJ's initial demand is $1.78 million in penalties (less any credit for a supplemental environmental project [SEP]), plus unidentified injunctive relief. The parties have exchanged various offers and counter offers. The subsidiary made its most recent counter offer on November 28, 2007, and is waiting for a response.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

BACARDI LIMITED

Corporate Information

Directors

Facundo L. Bacardi
Adolfo L. Danguillecourt
Barry E. Kabalkin
Victor R. Arellano Jr.
Jaime Bergel
Francisco Carrera-Justiz
Toten Comas Bacardi
Robert J. Corti
Paul M. de Hechavarria
Ignacio de la Rocha
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Guy Peyrelongue
Philip Shearer
Raymond P. Silcock

Officers

Facundo L. Bacardi	Chairman
Adolfo L. Danguillecourt	Deputy Chairman
Barry E. Kabalkin	Deputy Chairman
Andreas Gembler	President and Chief Executive Officer
Ralph Morera	Executive Vice President and Chief Financial Officer
Eduardo B. Sanchez	Senior Vice President & General Counsel
Timothy C. Sullivan	Senior Vice President-Human Resources
Atul Vora	Vice President-Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Michael Brennan	Treasurer
D. Douglas Mello	Company Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations
Katherine Williams	Assistant Secretary- Subsidiary Relations

Shareholder information:
Gail A. Butterworth: gbutterworth@bacardi.com
Telephone: 441-298-1027

BACARDI rum
CASTILLO rum

GREY GOOSE vodka
ERISTOFF vodka
NATASHA vodka
RUSSIAN PRINCE vodka
42 BELOW vodka

DEWAR'S Scotch whisky
WILLIAM LAWSON'S Scotch whisky
ABERFELDY Scotch whisky

BOMBAY gin
BOMBAY SAPPHIRE gin
BOSFORD gin

CAZADORES tequila
CORZO tequila
CUATRO VIENTOS tequila
CAMINO REAL tequila

MARTINI vermouth
NOILLY PRAT vermouth

MARTINI Asti
MARTINI Prosecco

OTARD cognac
GASTON DE LA GRANGE cognac
VIEJO VERGEL brandy

BÉNÉDICTINE liqueur
B&B liqueur
GET 27/31 liqueur
CHINA MARTINI liqueur
NASSAU ROYALE liqueur

BACARDI.

GREY GOOSE
World's Best Tasting Vodka

Dewar's.

BOMBAY SAPPHIRE.

ERISTOFF

CAZADORES

MARTINI

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END

BACARDI LIMITED

P O. BOX HM 720, Hamilton, HM CX, Bermuda.
Telephone: 441-295-4345 Fax: 441-292-0562